Exhibit 12

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHATHAM ASSET MANAGEMENT, LLC,

Plaintiff,

v.

JOHN C. POPE, IRENE M.

ESTEVES, SUSAN GIANINNO,

DANIEL L. KNOTTS, TIMOTHY R.

MCLEVISH, JAMIE MOLDAFSKY,

JAMES RAY, ATLAS RIVER ACQUISITION SUB INC.,

ATLAS RIVER PARENT INC. and R.R. DONNELLEY & SONS COMPANY,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2021-____-___

VERIFIED COMPLAINT

Plaintiff Chatham Asset Management, LLC (“Chatham”) brings this Verified Complaint against defendants John C. Pope, Irene M. Esteves, Susan Gianinno, Daniel L. Knotts, Timothy R. McLevish, Jamie Moldafsky and James Ray (the “Director Defendants”); Atlas River Acquisition Sub Inc. and Atlas River Parent Inc. (the “Atlas Defendants”); and R.R. Donnelley & Sons Company (“RRD” or the “Company” and together with the Director Defendants and the Atlas Defendants, “Defendants”).

NATURE OF THE ACTION

1. If Revlon means anything, it warrants relief here, where directors of a Delaware corporation have erected a host of defensive measures that will prevent their own stockholders from choosing a higher, all-cash bid for their stock.

2. Under the entrenched management of the Director Defendants, RRD has underperformed for years. From the Company’s spin-off of Donnelly Financial and LSC Communications in 2016 through the last trading day prior to Chatham’s October 12, 2021 public offer to acquire the Company, RRD’s common stock plummeted approximately 79%,1 during which time the S&P 500 gained 101%, and the Russell 2000 gained 77%.

3. Chatham and its affiliates are the Company’s largest stockholder and debtholder. At the time of this filing, they beneficially own approximately 14.9% of RRD’s outstanding common stock and 53.9% of the aggregate principal amount of RRD’s outstanding bonds.

4. Chatham has attempted to engage constructively with the Company for years. In response, the Director Defendants have reacted with hostility, including by unilaterally adopting and repeatedly renewing, without stockholder approval, a two-tier poison pill with protectionist provisions designed to penalize Chatham and other stockholders for merely questioning management.

[1]	The Company’s stock closed at $23.47 per share on September 30, 2016 and $4.93 per share on October 11, 2021.

5. On October 12, 2021, Chatham proposed to acquire all of the Company’s outstanding shares for $7.50 per share in cash, representing a 52% premium over the prior day’s closing price of $4.93 per share. Chatham made it clear that its proposal was just an opening bid and invited engagement by the Director Defendants.

6. Instead of engaging with Chatham, or even publicly inviting other bids, the Director Defendants secretly rushed to secure a deal with affiliates of Atlas Holdings LLC (“Atlas”), management’s favored bidder, which does not have a substantial equity stake in the Company. Meanwhile, the Director Defendants and their sophisticated advisors attempted to sideline Chatham, including by taking two weeks to slow-play negotiation of a customary form of non-disclosure agreement and then refusing to execute the document once it was final.

7. The reason for this gamesmanship became apparent on November 3, 2021. Early in the morning on November 3, 2021, Chatham learned that RRD was preparing to announce a transaction with affiliates of Atlas. Later that morning, Chatham increased its offer to $9.00 to $9.50 per share in cash, subject to due diligence it could not get without the as-yet unexecuted non-disclosure agreement.

8. Later that day, the Company dropped a bombshell: the Director Defendants had agreed to sell RRD to affiliates of Atlas for $8.52 per share in cash. Inexplicably, without ever engaging with Chatham, the Director Defendants had chosen to secure an all-cash offer worth approximately $39.6 to $80.9 million less in aggregate consideration than Chatham’s offer.

9. Worse yet, the merger agreement with Atlas contains various improper termination fee and expense reimbursement provisions that could cost the Company’s stockholders as much as another $28 million in aggregate consideration.

10. While the merger agreement contains a 25-day go-shop provision, the Director Defendants have already signaled it will be window dressing. Since the execution of the Atlas deal, the Director Defendants have refused to sign the non-disclosure agreement they had already fully negotiated with Chatham. Instead, they have insisted that Chatham agree to an onerous standstill that would preclude it from launching a tender offer or from exercising its fundamental rights as a stockholder to conduct a “vote no” campaign or nominate a competing slate of directors. Incredibly, the Director Defendants blame these dissent-stifling provisions on the terms of the Merger Agreement they just signed with Atlas.

11. The most offensive component of the Director Defendants’ disparate treatment, however, is their continued use of the poison pill. They have exempted Atlas from its terms but have refused to exempt Chatham. This favoritism effectively prevents Chatham from taking its offer directly to the Company’s stockholders via a tender offer, because an unsolicited tender will trigger the distribution of rights that will severely dilute Chatham’s existing equity stake in the Company. There is no justification for such blatantly disparate and unequal treatment.

12. Today, Chatham delivered a signed, fully-financed merger agreement, which includes an all-cash firm offer to acquire the Company for $9.10 per share. Chatham has also offered to pay $9.34 per share if the Court voids the Atlas termination fee. To the extent the Court declines to grant that relief, Chatham is prepared to fund the Atlas termination fee at the time the Company countersigns the merger agreement. Unlike the Atlas merger agreement, the Chatham merger agreement does not include any termination fee, except that if the Chatham merger agreement is terminated, Chatham would be refunded the amount of the Atlas termination fee that it paid at the time of execution.

13. To ensure a level playing field and remedy Defendants’ misconduct, Chatham seeks equitable relief sufficient to ensure a reasonable sale process aimed at maximizing stockholder value.

THE PARTIES

14. Plaintiff Chatham Asset Management, LLC is and has at all relevant times been a stockholder of RRD. Chatham is a New Jersey-based credit investment firm focused on rigorous, fundamentally-based research, with longstanding investments in the print media and marketing communications industries. As of this filing, Chatham is RRD’s largest stockholder and debtholder, beneficially owning approximately 14.9% of RRD’s outstanding common stock and 53.9% of the aggregate principal amount of RRD’s outstanding bonds.

15. Defendant R.R. Donnelley & Sons Company is a Delaware corporation with headquarters in Illinois. Founded in 1864, the Company is a leading global provider of multichannel business communications services and marketing solutions.

16. Defendant Daniel L. Knotts has worked at the Company since 1986 and has served as the Company’s Chief Executive Officer since October 2016.

17. Defendant John C. Pope is the Chairman of the Board and has served as a director of the Company since 2004.

18. Defendant Irene M. Esteves has served as a director of the Company since 2017.

19. Defendant Susan Gianinno has served as a director of the Company since 2013.

20. Defendant Timothy R. McLevish has served as a director of the Company since 2016.

21. Defendant Jamie Moldafsky has served as a director of the Company since 2016.

22. Defendant James Ray has served as a director of the Company since March 2021.

23. Defendant Atlas River Parent Inc. (“Parent”) is a Delaware corporation formed to acquire RRD in the Merger.

24. Defendant Atlas River Acquisition Sub Inc. (“Merger Sub”) is a Delaware corporation formed to acquire the Company in the Merger and is a wholly-owned subsidiary of Parent.

FACTUAL BACKGROUND

A.	The Defendant Directors’ Long-Standing Efforts to Discourage Chatham’s Investment in the Company

25. Chatham has held significant investments in the Company for more than nine years.

26. On July 1, 2019, Chatham filed its initial Schedule 13G, disclosing its beneficial ownership of 5.5% of the Company’s outstanding shares.

27. On August 22, 2019, Chatham filed two amendments to its Schedule 13G, disclosing that it had increased its stake to 11.1% of the Company’s outstanding shares.

28. On August 28, 2019, the Company adopted a Rights Agreement with Computershare Trust Company, N.A., (the “Poison Pill”), without seeking stockholder approval. The Poison Pill established two different thresholds for two different categories of investors: (1) a 20% threshold for “Ordinary Course Institutional Investors”; and (2) a 10% threshold for all other investors. Chatham does not qualify as an Ordinary Course Institutional Investor under the terms of the Poison Pill.

29. The original version of the Poison Pill was especially punitive to stockholders who held between 10% and 20% of the outstanding stock and who ceased being passive investors (by filing a Schedule 13D rather than a Schedule 13G under SEC regulations). Under the Poison Pill’s terms, stockholders who held between 10% and 20% of the Company’s equity and filed on Schedule 13G could be deemed “Acquiring Persons” and risk crippling dilution of their equity interests if they take action that the Company deems sufficiently “activist” to require (in its view) Schedule 13D filings.

30. Notably, neither the original version of the Poison Pill nor any of the subsequent amendments to the Poison Pill include any exception for a qualifying tender offer. The Poison Pill thus imposes a blanket prohibition on any tender offers whatsoever.

31. Accordingly, the Poison Pill poses a significant obstacle to the exercise by investors who have substantial equity holdings in the Company of one of the most fundamental stockholder rights—the right to communicate with the Board and management about issues that go to the heart of the Company’s business plan, affect value creation for the entire enterprise and implicate the interests of every stockholder.

32. By February 2020, Chatham had increased its ownership of the Company to 12.9% of the Company’s outstanding common stock and had become the Company’s largest bondholder. On February 10, 2020, Chatham issued a public letter to Mr. Pope, the Company’s Chairman, urging the Board to immediately rescind the Poison Pill. Chatham’s letter made two observations.

33. First, Chatham observed that the Poison Pill “was put in place shortly after [management] bec[ame] aware that Chatham had acquired more than 10% of the Company’s stock” and therefore “appear[ed] to have been targeted at Chatham.”

34. Second, Chatham observed that the Poison Pill “threatens the fundamental rights of stockholders to engage the Board and management on matters critical to the Company’s financial condition and prospects.”

35. On February 12, 2020, after receiving assurances that its overtures would not trigger the Poison Pill, Chatham issued a public letter to Messrs. Pope (the Chairman) and Knotts (the CEO) criticizing the Company for failing to publicly announce a plan for dealing with its near-term debt maturities and demanding that the Company articulate to investors a coherent and comprehensive financing plan to optimize its capital structure relative to its competitive peer set.

36. On February 26, 2020, the Company hosted a conference call to discuss its fourth quarter and annual financial performance for the period ended December 31, 2020. Based on that call, Chatham determined that management had not taken sufficient steps to address certain concerns that Chatham had previously communicated to the Board, including those detailed in Chatham’s February 12, 2020 letter. Accordingly, “to maintain the maximum flexibility that may be necessary to effectuate the necessary changes at [RRD],” Chatham determined to reduce its equity position below a 10% beneficial ownership interest to avoid triggering the Poison Pill.

37. On February 28, 2020, Chatham issued another public letter to Messrs. Pope and Knotts reiterating that it had “repeatedly voiced to management and the board of directors . . . [Chatham’s] ongoing concern about certain policies and strategies relating to the Company’s financing plan (or lack thereof), which [Chatham] view[s] as value-destructive to the Company’s stakeholders.” Chatham again criticized the Poison Pill as serving no purpose other than to entrench a severely underperforming board of directors and similarly underperforming management.

38. In March 2020, RRD and Chatham negotiated a series of refinancing transactions designed to address a portion of the Company’s 2023 and 2024 debt maturities. The Company publicly announced the execution of these refinancing agreements on March 16, 2020. In connection with these transactions, Chatham sold its equity stake in the Company.

39. On March 25, 2020, Chatham filed a Schedule 13G indicating that it owned 0% of the Company’s outstanding common stock.

B.	Despite Messrs. Pope and Knotts’ Resistance, Chatham Rebuilds Its Equity Stake

40. Throughout 2020, the Company’s abysmal financial performance reached new lows. For most of the year, the Company’s stock traded well below $2.00 per share—representing a greater than 91% decline in stockholder value and approximately $1.5 billion in value destruction since the Company’s spin-off of Donnelly Financial and LSC Communications in 2016.

41. On June 1, 2020, Chatham filed a Schedule 13G disclosing that it once again owned 7.5% of the Company’s outstanding common stock.

42. On September 16, 2020, Chatham issued another public letter to Messrs. Pope and Knotts, disclosing that it had increased its ownership stake to 9.9% of the Company’s outstanding common stock and recommending that the Company use the proceeds from the Company’s sale of DLS Worldwide “to address its very quickly upcoming maturities, specifically the roughly $150 million in debt coming due in March and April of 2021.”

43. On August 17, 2020, presumably to protect the Company’s entrenched management, including Mr. Knotts, the Board unilaterally extended the Poison Pill for another year, without seeking stockholder approval. In so doing, the Board ignored clear opposition from the Company’s stockholders and objections from shareholder advisory firms, including Institutional Shareholder Services (“ISS”).

44. On April 29, 2021, undeterred by the Director Defendants’ protectionism, Chatham issued a public letter recommending that the Company “remov[e] the Company’s value destructive “poison pill,” execut[e] a modest stock buyback program, and conduct[] a non-deal equity roadshow to educate the institutional investment community on RRD’s recent deleveraging and growth initiatives.”

45. On May 17, 2021, the Company amended the Poison Pill to increase the ownership threshold required to trigger the pill from 10% to 15% for non-Ordinary Course Institutional Investors.

46. On May 21, 2021, Chatham filed an amendment to its Schedule 13G disclosing that it had increased its ownership to 10.4% of the Company’s outstanding common stock.

C.	The Company Secretly Courts Atlas While Warding Off Chatham

47. On June 7, 2021, RRD and Atlas FRM LLC secretly entered into a confidentiality agreement in connection with a potential transaction.

48. On July 28, 2021, Chatham filed a Schedule 13D disclosing that it had increased its ownership to 14.99% of the Company’s outstanding common stock. Contemporaneously, Chatham issued another public letter urging the Board not to renew the Poison Pill, which was set to expire on August 28, 2021. Instead, Chatham recommended that the Board undertake a strategic review of assets with an external advisor with a view to unlocking the intrinsic value of the Company.

49. On August 27, 2021, the Board unilaterally extended the Poison Pill for yet another year, again without stockholder approval. The Company’s accompanying press release claimed that the Board extended the Poison Pill “due to concerns about the potential for one or more persons or groups to gain undue influence over or control of the Company through open market accumulation or other tactics.” As is clear in context, this was but a transparent effort to shield and protect the Company’s entrenched management, which had failed to effectively tap the Company’s intrinsic value and preserve its profitability.

50. By September 1, 2021, RRD’s stock had declined 80%, since 2016, erasing more than $1 billion in stockholder value. In frustration, Chatham issued another public letter to the Board criticizing its decision to amend and extend the Poison Pill, despite both clear opposition from the Company’s stockholders and the objections from ISS. Chatham concluded that “the Board needs new directors with strong corporate governance and capital allocation expertise to improve the Company’s operating cost structure and explore better ways to allocate the Company’s capital, including possibly selling non-core assets and using the proceeds to reduce debt or undertake share repurchases.”

51. On September 13, 2021, in a dinner between representatives of Chatham and Messrs. Pope and Knotts, Chatham expressed its firm view that the Board should be “enhanced” with two new directors selected by the Company’s stockholders, and that Mr. Pope should resign as Chairman and step down from the Board at the 2022 annual meeting.

52. On or around September 15, 2021, Chatham privately proposed that the Board (i) add two new directors who have strategic, capital allocation and governance expertise; (ii) appoint a new Chairman and that Mr. Pope, who has been on the Board for 17 years and has overseen a decline in RRD’s stock price of more than 91% during that period, retire by next year’s annual meeting; (iii) immediately terminate the Poison Pill; and (iv) form a new strategic review and finance committee at the Board level focused on monetizing RRD’s non-core assets, unlocking operational efficiencies and improving RRD’s capital allocation. The Board never responded to Chatham’s proposals.

53. On September 27, 2021, Chatham issued another public letter criticizing the Board’s refusal to engage in any constructive exchange with Chatham or respond to its proposal. Chatham called for decreases in executive compensation and renewed its request that the Board appoint a new Chairman, add two new directors, immediately terminate the Poison Pill and form a strategic review and finance committee. Chatham further stated that, if the Board failed to take these measures, Chatham would have no choice but to commence a proxy contest.

D.	Chatham Launches A Premium Bid for the Company

54. On October 12, 2021, Chatham submitted a public non-binding proposal to acquire all shares of RRD common stock not already owned by Chatham for $7.50 per share, representing a 52.1% premium over the prior day’s closing price of $4.93 per share, a 6.2% premium over the 52-week high of $7.06 per share, and a 92% premium over the 365-day volume-weighted average price of $3.91 per share. Given its familiarity with RRD, Chatham indicated that it would require relatively limited due diligence. Chatham further indicated that it would be able to fully fund the transaction using cash on hand and external financing, so that the transaction would not be contingent on obtaining financing, and that it had obtained a “highly confident letter” from Jefferies LLC, its financial advisor, supporting Chatham’s ability to finance the proposed transaction. To facilitate the transaction, Chatham indicated it would equitize and/or subordinate $575 million of debt and provide up to $250 million in new money equity and/or subordinated capital into a new holding company, which would constitute a significant deleveraging event for the Company. Chatham estimated that the Company’s annual interest expense would decline by approximately $36 million, or 33%, for the four quarters ended June 30, 2021.

55. The Board refused to engage Chatham constructively. Throughout the rest of October 2021, Chatham devoted significant time and resources seeking to negotiate a non-disclosure agreement with RRD in order to commence discussions and due diligence regarding Chatham’s all-cash offer to acquire RRD at $7.50 per share. Despite the fact that Chatham made significant concessions to resolve all material open points in the non-disclosure agreement, the Company slow-played Chatham (while working on its secret deal with a bidder that did not threaten the Company’s entrenched management) and then declined to execute the agreement.

56. On November 2, 2021, Chatham issued a public letter reaffirming its all-cash offer to acquire the Company for $7.50 per share and calling on the Board to execute the non-disclosure agreement and commit to a good-faith sales process aimed at maximizing stockholder value.

E.	The Board Announces the Merger with Atlas

57. Early in the morning on November 3, 2021, through a leaked story to the Wall Street Journal, Chatham learned that RRD was preparing to announce a definitive agreement with Atlas Holdings.

58. That morning, Chatham delivered a letter to the Board increasing its offer to $9.00 to $9.50 per share in cash, subject to execution of a confidentiality agreement, due diligence and good faith negotiations with the Company. Chatham reiterated that it remained “deeply troubled” with the Board’s conduct, including the Board’s refusal to engage with Chatham regarding its original offer and its apparent favoritism towards Atlas. Chatham urged the Board “to fulfill its fiduciary obligations and immediately reengage with us so that RRD stockholders can receive superior value for their shares.”

59. Later that day, the Company announced that it had entered into a definitive merger agreement to be acquired by affiliates of Atlas Holdings LLC (the “Merger Agreement”). Under the terms of the Merger Agreement, Atlas will acquire all of the outstanding shares of RRD common stock, and RRD stockholders will receive $8.52 per share in cash for each share of RRD common stock (i.e., between $0.48 and $0.98 per share less than Chatham’s offer from earlier that morning). The Merger’s total equity value and total enterprise value are approximately $703 million and $2 billion, respectively.

60. The Company’s press release announcing the Merger Agreement confirmed that the Director Defendants remained steadfastly committed to the Company’s entrenched management. Tim Fazio, Atlas’s Managing Partner, stated: “We look forward to working with RRD’s talented and experienced team and welcoming RRD’s associates into the Atlas Family[.]” The Company more directly explained in its November 3, 2021 Employee and Client Q&A that there would not be any layoffs or redundancies as a result of the Merger. On the contrary, “Atlas has been clear that they are excited to partner with our talented team.” The

Company further confirmed that “[w]e are operating as usual at RRD and we do not expect there to be any immediate changes to RRD’s senior leadership.” Put bluntly, the Company’s press release confirmed that Mr. Knotts and the rest of senior management who have presided over the Company’s historical value destruction had secured their continued employment with RRD in exchange for their commitment to insulate the Merger from any real competition.

61. Indeed, the Merger Agreement contains a litany of preclusive defensive measures aimed at stifling dissent. The Merger Agreement contemplates an unreasonably short 25-day go-shop period during which RRD may solicit additional acquisition proposals from third parties. Under Section 5.5(a) of the Merger Agreement, the go-shop period runs until 11:59 p.m. CT on November 28, 2021. The no-shop period begins at 12:01 a.m. CT on November 29, 2021.

62. Notwithstanding the no-shop period, under Section 5.5(b)(ii) of the Merger Agreement, the Company may continue to engage with any “Excluded Party” until the 10th day following the start of the no-shop period, or December 9, 2021 (the “Cut-Off Time”).

63. The Merger Agreement defines “Excluded Party” to mean any prospective bidder (i) that submits a bid after the date of the Merger Agreement (i.e., November 3, 2021) and prior to the start of the no-shop period (i.e., November 29, 2021) and (ii) whose bid the Board determines in good faith prior to the start of the no-shop period “to be a Superior Proposal or an Alternative Acquisition Proposal that would reasonably be expected to lead to a Superior Proposal.”

64. Section 5.5(a)(i)(B) of the Merger Agreement includes a key protective provision. It prohibits the Company from entering into a non-disclosure agreement with any prospective bidder that is “materially less favorable in the aggregate to the Company” than the non-disclosure agreement executed with Atlas. Critically, the Atlas non-disclosure agreement contains an eighteen-month standstill provision. Chatham asked the Company to obtain a waiver from Atlas that would permit Chatham’s non-disclosure agreement to include a standstill provision that would expire at the end of the go-shop period. In response, however, the Company offered Chatham a twelve-month standstill, which has the same effect as an eighteen-month standstill. If imposed on potential buyers such as Chatham, the standstill would effectively preclude them from commencing a tender offer or taking any action as a stockholder at any stockholder meeting called to approve the Atlas transaction.

65. The Merger Agreement also provides Atlas with generous “matching rights.” In particular, Section 5.5(e)(iii) of the Merger Agreement provides that, if the Company receives a topping bid, the Company must provide Atlas with notice of the terms and conditions of the topping bid, but Atlas only needs to match—not exceed—the competing offer (the “Matching Rights”).

66. Section 7.1 of the Merger Agreement sets forth the grounds for terminating the Merger Agreement. As relevant here, Section 7.1(c)(ii) provides that the Company may terminate the Merger Agreement if:

prior to receipt of the Requisite Stockholder Approval, the board of directors of the Company shall have authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal incompliance with the applicable provisions of Section 5.5(e); provided that, substantially concurrently with and as a condition to such termination, the Company enters into such Alternative Acquisition Agreement and pays (or causes to be paid) at the direction of Parent the Termination Fee as specified in Section 7.3(a)(iii);

67. In the event that the Company terminates the Merger Agreement pursuant to Section 7.1(c)(ii), Section 7.3(a)(iii) of the Merger Agreement requires the Company to pay Atlas a termination fee. The amount of the termination fee depends on when the Company terminates the Merger Agreement. If the Company terminates the Merger Agreement to accept a superior proposal by the Cut-Off Time (i.e., December 9, 2021), it must pay Atlas a $15 million termination fee and up to $5 million in expense reimbursement (the “Go-Shop Termination Fee”). Conversely, if the Company terminates the Merger Agreement to accept a superior proposal after the Cut-Off Time, it must pay Atlas a $20 million termination fee and up to $8 million in expense reimbursement (the “Post-Go-Shop Termination Fee”).

68. Moreover, under Section 7.3(a), if the Company’s stockholders vote against the Merger, the Company must pay Atlas up to $10 million in expense reimbursement (the “Naked No-Vote Termination Fee”).

69. In fact, certain provisions appear designed to penalize Chatham in particular. For example, Section 7.3(a)(i) of the Merger Agreement provides that, if the Company’s stockholders vote down the Merger with Atlas, the Company must pay $28 million in termination fees and expenses only if “[a]fter the date hereof and prior to the time of the Stockholders’ Meeting there shall have been publicly announced and not withdrawn an Alternative Acquisition Proposal” (including, for this purpose, by any Person or Affiliate thereof, that has made an Unsolicited Proposal).”2

70. In connection with the execution of the Merger Agreement, the Board amended the Poison Pill to exempt the Merger but no other competing transaction. Underscoring its misguided commitment to entrenched management, the Board has effectively prevented Chatham from presenting its offer directly to RRD stockholders via a tender offer.

[2]

In relevant part, the Merger Agreement defines “Unsolicited Proposal” as “any unsolicited, publicly announced proposal . . . received by the Company in the three (3) months prior to the date of this Agreement.” Merger Agreement at A-16.

F.	Developments Since Execution of the Merger Agreement

71. Even after announcing the deal, the Company has refused to sign the non-disclosure agreement with Chatham, even though, as of November 1, 2021, Chatham had conceded all material points raised by Company counsel.

72. According to the Company, without securing a waiver from Atlas under Section 5.5(a)(i)(B) of the Merger Agreement, it can no longer execute the previously agreed-upon draft, which specified that the standstill would expire on the earlier of (a) 30 days prior to the nomination deadline for the 2022 annual meeting of stockholders and (b) the announcement of a definitive agreement with another party. In other words, after fully negotiating a non-disclosure agreement with Chatham, the Company executed a definitive merger agreement with Atlas that effectively disabled it from engaging with Chatham, unless it surrenders the right to conduct a “vote no” campaign or nominate a competing slate of directors.

73. By letter dated November 12, 2021, the Company disingenuously claimed that it wants to bring Chatham into the sale process but cannot do so unless Chatham agrees to its twelve-month standstill. Put bluntly, the Company will only allow Chatham to participate in the bidding process if it surrenders its right to speak out against the Atlas transaction or against the re-election of the Director Defendants. The Director Defendants cannot legitimately maintain this position. Silence cannot be the price of admission to the Company’s bidding process. The Director Defendants are obligated to secure the best price reasonable available. They cannot insist on dissent-stifling provisions designed to muzzle their own stockholders.

74. The Poison Pill, Go-Shop Termination Fee, Post-Go-Shop Termination Fee, Naked No-Vote Termination Fee and Matching Rights, together with the Board’s refusal to execute a customary non-disclosure agreement and engage in good faith negotiations with Chatham, confirm that the Board has failed to conduct a reasonable sale process aimed at maximizing stockholder value.

75. Today, Chatham delivered a signed merger agreement to the Company which includes an all-cash firm offer to acquire the Company for $9.10 per share, together with a fully-executed debt commitment letter from Jefferies Finance LLC and Wells Fargo Bank, plus an equity commitment letter from Chatham, which includes an equity commitment and rollover of all of its shares of the Company, to finance the merger consideration, refinance certain of the Company’s outstanding debt and pay related transaction fees and expenses.

76. Chatham has also offered to pay $9.34 per share if the Court strikes down the Atlas termination fee. To the extent the Court declines to grant that relief, Chatham is prepared to fund the Atlas termination fee at the time the Company countersigns the merger agreement. The Chatham merger agreement does not include any termination fee, except that if the Chatham merger agreement is terminated, Chatham would be refunded the amount of the Atlas termination fee that it paid at the time of execution.

77. Because the Director Defendants have already breached their fiduciary duties, and because Chatham has no reasonable hope that the Director Defendants will reverse course and act reasonably to maximize stockholder value, Chatham seeks equitable relief from this Court.

COUNT I: Breach of Fiduciary Duty Against the Director Defendants

78. Chatham incorporates each and every allegation set forth above as if fully set forth herein.

79. Instead of attempting to obtain the highest price reasonably available for RRD’s stockholders, the Director Defendants, in breach of their fiduciary duties, have taken actions that inhibit the maximization of stockholder value in connection with the sale of RRD.

80. As alleged herein, the Director Defendants breached their fiduciary duties of loyalty, good faith and care owed to the Company’s stockholders because, among other reasons, they failed to conduct an open and fair process designed to achieve the highest price for the Company.

81. Instead, the Director Defendants refused to allow Chatham to participate in the sale process, refused to execute a customary non-disclosure agreement to allow Chatham to conduct appropriate confirmatory due diligence, kept the Poison Pill for the sole purpose of precluding Chatham from commencing a tender offer and implemented improper and preclusive defensive measures to insulate the Merger from competition and stifle dissent, all in an effort to entrench themselves and coerce the Company’s stockholders to vote in favor of the Merger.

82. Chatham has no adequate remedy at law.

COUNT II:Aiding and Abetting Breach of Fiduciary Duty Against the Atlas Defendants

83. Chatham incorporates each and every allegation set forth above as if fully set forth herein.

84. The Atlas Defendants knowingly participated in the drafting and negotiation of the Merger Agreement, which stifles stockholder dissent and unlawfully restricts the Company’s Board from conducting an open and fair process designed to achieve the highest price for the Company in compliance with the Board’s fiduciary duties. The Atlas Defendants likewise knowingly participated in the drafting and negotiation of the Fourth Amendment to the Rights Plan, which improperly exempts the Merger (i.e., Atlas) but not Chatham nor any other RRD stockholder from triggering the Poison Pill.

85. Chatham has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Chatham demands judgment and relief in its favor and against Defendants as follows:

A.	Finding that the Director Defendants breached their fiduciary duties;

B.	Finding that the Atlas Defendants aided and abetted the Director Defendants’ breaches of fiduciary duty;

C.	Declaring that the Poison Pill is unenforceable;

D.

Ordering the Board to cause the Company to redeem the Poison Pill or, in the alternative, permanently enjoining RRD and any of the RRD Board members and any and all other employees, agents or representatives of the Company and persons acting in concert with any one or more of the foregoing from enforcing the Poison Pill against Chatham or any other RRD stockholder;

E.

If the Poison Pill is not declared enforceable, redeemed, or otherwise enjoined from having effect, voiding Atlas’s exception from having the Poison Pill apply to it and declaring the Poison Pill to be applicable to Atlas;

F.	Declaring that the Go-Shop Termination Fee, Post-Go-Shop Termination Fee and Naked No Vote Termination Fee are unenforceable;

G.	Declaring Atlas’s Matching Rights unenforceable insofar as they permit Atlas to merely match, and not exceed, a competing offer;

H.	Declaring that Section 203 of the Delaware General Corporation Law does not bar Chatham from engaging in any business combination with the Company.

I.	To the extent Section 203 of the Delaware General Corporation Law is applicable, ordering the Board to take any and all necessary action to exempt Chatham from Section 203.

J.	Awarding rescission or, in the alternative, damages (including rescissory damages) in an amount to be determined at trial;

K.	Awarding Chatham the costs and disbursements of this Action, including reasonable attorneys’ fees, experts’ fees and expenses;

L.	Granting such other and further relief as the Court deems just and proper.

/s/ A. Thompson Bayliss
Co-Counsel:	A. Thompson Bayliss (#4379)
J. Peter Shindel, Jr. (#5825)
Steve Wolosky	Eliezer Y. Feinstein (#6409)
Elizabeth Gonzalez-Sussman	ABRAMS & BAYLISS LLP
Peter M. Sartorius	20 Montchanin Road, Suite 200
OLSHAN FROME WOLOSKY LLP	Wilmington, Delaware 19807
1325 Avenue of the Americas	(302) 778-1000
New York, New York 10019
(212) 451-2300	Attorneys for Chatham Asset Management, LLC
and

James O’Grady
Robert Bee
LOWENSTEIN SANDLER LLP

1251 Avenue of the Americas
New York, New York 10020
(212) 262-6700

and

John B. Quinn
QUINN EMANUEL URQUHART & SULLIVAN, LLP
865 Figueroa Street, 10th Floor
Los Angeles, CA 90017
(213) 443-3000

and

Andrew J. Rossman
Sascha N. Rand
QUINN EMANUEL URQUHART & SULLIVAN, LLP
51 Madison Avenue, 22nd Floor
New York, New York 10010
(212) 849-7000

Dated: November 16, 2021

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